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                                                                     EXHIBIT 14

              {LETTERHEAD OF SCHRODER WERTHEIM & CO. INCORPORATED}

                                  May 31, 1996

The Board of Directors
Univar Corporation
6100 Carillon Point
Kirkland, Washington  98033

Members of the Board of Directors:

         We understand that Royal Pakhoed N.V. ("Pakhoed") is contemplating the acquisition of all of the outstanding shares of Common Stock of Univar Corporation ("Univar" or the "Company") (the "Transaction"). The Transaction will be effected in two steps, the first of which would be a tender offer (the "Tender Offer") by UC Acquisition Corporation ("UC"), an indirect wholly-owned subsidiary of Pakhoed, for all of the outstanding shares of Common Stock of the Company (the "Shares") not currently owned by Pakhoed, UC or their affiliates, pursuant to which shareholders of the Company other than Pakhoed, UC and their affiliates would receive $19.45 net in cash in exchange for each Share tendered. The Tender Offer must remain open for a period of at least 30 business days from the date upon which the Tender Offer is first publicly announced. UC may extend the expiration date of the Tender Offer to a date not later than July 31, 1996, provided that UC may extend the expiration date of the Tender Offer to a date not later than August 15, 1996 if (i) necessary Government Approvals (as defined in the proposed Agreement and Plan of Reorganization among Pakhoed, UC and the Company (the "Reorganization Agreement")) have not been obtained by July 31, 1996, or (ii) by July 26, 1996, less than 80% of the outstanding Shares have been tendered pursuant to the Tender Offer. In the event the Tender Offer is extended beyond July 31, 1996, the price per Share to be paid to shareholders of the Company in the Tender Offer and the Merger (as defined below) shall be increased by an amount equal to the product of (i) $19.45; (ii) the prime interest rate as announced by Bank of America NW, N.A. (doing business as Seafirst Bank) in Seattle, Washington as in effect on August 1, 1996; and (iii) the quotient obtained by dividing (x) the number of days the Tender Offer is extended through July 31, 1996 by (y) 365. The terms and conditions of the Tender Offer are more fully described in the Reorganization Agreement.

         Concurrent with the closing of the Tender Offer, the holder of each outstanding option to purchase Shares which was not previously exercised would receive in cash the positive difference, if any, between the highest price paid to shareholders of the Company who tendered their Shares in the Tender Offer and the exercise price per share of such option. Subsequent to the Tender Offer, among other things, (i) the Company and UC would be merged and the surviving corporation would be an indirectly wholly-owned subsidiary of Pakhoed (the "Merger") and
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(ii) each remaining Share not owned by Pakhoed, UC or their affiliates would be converted into the right to receive an amount in cash equal to the highest price paid to shareholders of the Company who tendered their Shares in the Tender Offer. The terms and conditions of the Merger are more fully described in the Reorganization Agreement.

         You have requested that Schroder, Wertheim & Co. Incorporated ("Schroder Wertheim") render an opinion (the "Opinion"), as investment bankers, as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of the Company other than Pakhoed, UC and their affiliates in the Transaction (the "Transaction Consideration").

         Schroder Wertheim, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Schroder Wertheim has acted as financial advisor to Univar with respect to the Transaction for which we have received fees and will receive additional fees, a portion of which is contingent upon consummation of the Transaction.

         In connection with the Opinion set forth herein, we have, among other things:

         i.    reviewed a draft, dated May 30, 1996, of the Reorganization
               Agreement;

         ii. reviewed a draft, dated May 30, 1996, of the Schedule 14D-1 to be filed by UC with the Securities and Exchange Commission in connection with the Tender Offer, including a draft of the Offer to Purchase incorporated therein by reference (the "Offer to Purchase");

         iii. reviewed a draft, dated May 30, 1996, of the Schedule 14D-9 to be filed by the Company with the Securities and Exchange Commission in connection with the Tender Offer;

         iv. reviewed the Company's Annual Reports on Form 10-K filed with the Securities and Exchange Commission for the fiscal years ended February 1992, 1993, 1994, 1995 and 1996, including the audited consolidated financial statements of Univar included therein;

         v. reviewed historical financial results of Univar by operating division prepared by management;

         vi. reviewed forecasts and projections for Univar prepared or supplied by Univar management for the fiscal years ending February 1997 through 2002;

         vii. held discussions with Univar management regarding the business, operations and prospects of the Company;
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         viii. performed various valuation analyses, as we deemed appropriate, of Univar using generally accepted analytical methodologies, including: (i) the application to the financial results of Univar of the public trading multiples of companies which we deemed comparable; (ii) the application to the financial results of Univar of the multiples reflected in recent mergers and acquisitions for businesses which we deemed comparable; and (iii) discounted cash flow and leveraged buyout analyses of Univar's operations;

         ix. reviewed the historical trading prices and volumes of Univar Common Stock; and

         x. performed such other financial studies, analyses, inquiries and investigations as we deemed appropriate.

         In rendering the Opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by Univar or obtained by us from other sources, and upon the assurance of Univar's management that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have not independently verified such information, undertaken an independent appraisal of the assets or liabilities (contingent or otherwise) of Univar, or been furnished with any such appraisals. With respect to financial forecasts for Univar, we have been advised by Univar, and we have assumed, without independent investigation, that they have been reasonably prepared and reflect the best currently available estimates and judgment as to the expected future financial performance of Univar.

         The Opinion is necessarily based upon financial, economic, market and other conditions as they exist, and the information made available to us, as of the date hereof. We disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to our attention after the date of the Opinion unless specifically requested to do so.

         The Opinion does not constitute a recommendation as to any action the Board of Directors of the Company or any shareholder of the Company should take in connection with the Transaction or any aspect thereof. In rendering the Opinion, we have not been engaged as an agency or fiduciary of the Company's shareholders or of any other third party. The Opinion relates solely to the fairness from a financial point of view of the Transaction Consideration to the shareholders of Univar other than Pakhoed, UC and their affiliates. We express no opinion herein as to the structure, terms or effect of any other aspect of the Transaction.

         This letter is for the information of the Board of Directors of the Company solely for its use in evaluating the fairness from a financial point of view of the Transaction Consideration to the shareholders of the Company other than Pakhoed, UC and their affiliates and may not be used for any other purpose or referred to without our prior written consent.
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         Based upon and subject to all the foregoing, we are of the opinion, as investment bankers, that as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to the shareholders of Univar other than Pakhoed, UC and their affiliates.

                                                     Very truly yours


                                                     SCHRODER WERTHEIM & CO.
                                                       INCORPORATED